

June 6, 2014

Monica Shilling, Esq.
Proskauer Rose LLP
2049 Century Park East, 32nd Floor
Los Angeles, CA 90067

Re: Ares Capital Corporation
        File Nos. 333-195748 and 814-663

Dear Ms. Shilling,

        On May 7, 2013, you filed a registration statement on Form N-2 for Ares Capital
Corporation (the "Fund") in connection with the shelf registration of its common stock, preferred
stock, debt securities, subscription rights, warrants, and units.

        We have reviewed the registration statement, as well as the Fund's reports on Form 10-Q
for the period ended March 31, 2014 and Form 10-K for the period ended December 31, 2013,
and have provided our comments below. For convenience, we generally organized our
comments using headings, defined terms and page numbers found in the registration statement
and reports. Where a comment is made in one location, it is applicable to all similar disclosure
appearing elsewhere in the registration statement or report.

PROSPECTUS

Prospectus Summary — The Company — Overview (Page 1)

1.   The second full paragraph on page 2 of this section states that the Fund may make
commitments to portfolio companies in excess of the Fund's final investment. It further states
that the Fund, after initially agreeing to a fund up to a certain dollar amount of an investment,
may "subsequently syndicate or ***sell a portion of such amount*** (***including, without limitation to
vehicles managed by our portfolio company, Ivy Hill Asset Management, L.P***. ("IHAM")),
such that we are left with a smaller investment than what was reflected in our original
commitment." (Emphasis added.) The Fund has obtained exemptive relief from Section
12(d)(3) of the Investment Company Act of 1940 (the "1940 Act") to permit the ownership of
interests in IHAM. *See* Investment Company Act Release No. 29977 (Mar. 9, 2012) (Notice);
Investment Company Act Release No. 30024 (May 31, 2012) (Order). Condition 4 of the
exemptive relief provides that a majority of the independent directors of the Fund will approve

any transaction involving the Fund and an investment vehicle managed by IHAM that would violate Section 57(a), but for Rule 57b-1. Please confirm that the sales referred to in the italicized language above would be subject to the approval set forth in Condition 4.

Liquidity (Page 8)

2.   This section, which sets forth the Fund's outstanding indebtedness in paragraph form, is difficult to read. Please set forth the indebtedness in a table or other format with appropriate headings to improve its readability.

3.   This section refers both to "convertible senior unsecured notes" and "senior unsecured notes." A review of the terms of the senior unsecured notes issued shows that they are junior in ranking to all debt, other than debt which is expressly subordinated to the notes. The Fund has issued no subordinated debt. Accordingly, the unsecured notes that have been issued are not senior to any other debt. Please revise the disclosure to make clear that the notes issued are not senior to any other outstanding debt. Please also represent to us that the Fund will not use the term "senior" with respect to future offerings unless the debt will be senior in priority to other outstanding debt.

Offerings (Page 12)

4.   The second paragraph of this section indicates that the annual shareholder meeting would be held on June 2, 2014. Please update the disclosure as appropriate.

Fee and Expenses — Example (Page 18)

5.   The Example presents two lines, respectively showing the hypothetical costs of investing. The captions for the two lines are identical except for the footnote symbols. As a result the presentation may be confusing to investors. The costs presented in the first line assume that none of the returns of the Fund are subject to a capital gains incentive fee. The costs presented in the second line assume that all of the returns are subject to the capital gains incentive fee. Please revise the captions to avoid investor confusion. For example, consider adding to the first line ", none of which is subject to an incentive fee". For the second line, consider adding ", all of which is subject to a capital gains incentive fee." Finally, please revise footnote (2) to the Example in plain English.

Risks Related to Our Business — *We may have difficulty paying our required distributions under applicable tax rules if we recognize income before or without receiving cash representing such income.* (Page 30)

6.   This section indicates that original issue discount ("OID") or payment-in-kind ("PIK") interest may be included in the Fund's income before it receives any corresponding cash payments. In addition to the risks set forth here concerning OID and PIK interest, please disclose the following risks:

a) The higher interest rates of OID instruments reflect the payment deferral and credit risk associated with them. Investors in the Fund share the risks and rewards of OID and market discount. These risks, however, are not shared by the adviser, who in the case of payment-in-kind ("PIK") loans, collects higher asset-based fees with no deferral of cash payments and no repayment obligation to the Fund if any of these loans are uncollectable.

b) OID instruments may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral.

c) OID instruments generally represent a significantly higher credit risk than coupon loans.

d) OID income received by the Fund may create uncertainty about the source of the Fund's cash distributions. For accounting purposes, any cash distributions to shareholders representing OID or market discount income are not treated as coming from paid-in capital, even though the cash to pay them comes from the offering proceeds. Thus, although a distribution of OID or market discount interest comes from the cash invested by shareholders, Section 19(a) of the 1940 Act does not require that shareholders be given notice of this fact by reporting it as a return of capital.

e) In the case of PIK debt, the deferral of PIK interest has the simultaneous effects of increasing the assets under management and increasing the management fee at a compounding rate. In addition, the deferral of PIK interest also reduces the loan-to-value ratio at a compounding rate.

PART C

Item 25. Financial Statements and Exhibits (Page C-1)

7.   Exhibits (h)(1) and (h)(2) listed on page C-3 refer, respectively, to a Form of Underwriting Agreement for Equity Securities and a Form of Underwriting Agreement for Debt Securities. Please represent to us that the Fund will file an executed underwriting agreement by post-effective amendment to the registration statement at the time of each offering of securities.

8.   Exhibit 99.4, listed on page C-5, refers to the Form of Preliminary Prospectus Supplement for Debt Offerings, which is incorporated by reference to Exhibit 99.4 from a pre-effective amendment to a registration statement filed on July 19, 2012. We note that this form of prospectus is general for debt offerings. We further note that the Fund has issued Unsecured Convertible Senior Notes and Senior Unsecured Notes. Please file a form of prospectus supplement for each particular type of debt the Fund expects to offer. Please also ensure that the cover page, summary, and risk sections of the form of prospectus supplement are drafted using plain English principals and do not use legal jargon or highly technical business terms. *See* Rule 421(d) under the Securities Act of 1933 (the "Securities Act").

FORM 10-K FILED FEBRUARY 26, 2014

SSLP Loan Portfolio as of December 31, 2013 (Page 67)

9.   This section includes a table presenting the holdings of the SSLP Loan Portfolio, including the fair value of each holding as of December 31, 2013. Please include a similar table in future 10-Q filings.

Selected Statement of Operations Information (Page 71)

10.   In future 10-Q and 10-K filings, please add the following items to the disclosure in the statement of operations presentation:

- Management and Incentive Fees incurred by the SSLP
- Net change in unrealized appreciation or depreciation on investments
- Net realized gains or unrealized losses on investments
- Net increase or decrease in net assets

GENERAL COMMENTS

11.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

12.   If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

13.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

14.   Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

15.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Company and its management are in possession of all facts relating to the Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

* * * * * * *

Notwithstanding our comments, in the event the Company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the
- filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6959.

Sincerely,

/s/

John M. Ganley
Senior Counsel

cc: Michael J. Shaffer